DD 5/29/13

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2013
REGISTRATIONS BRANCH

SECURITIES AND EXCHANGE COMMISSION

13025029

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GREAT NATION INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A BELL AVENUE, SUITE 100
(No. and Street)

AMARILLO (City) TX (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JIM G CHEN 806.353.6767 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOSHIER, PICKENS & FRANCIS, PC
(Name – *if individual, state last, first, middle name*)

301 S POLK, SUITE 800 (Address) AMARILLO (City) TX (State) 79101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/5/13

OATH OR AFFIRMATION

I, JIM G CHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREAT NATION INVESTMENT CORPORATION, as of MARCH 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT/CFO

Title

Notary Public

JANET FERGERSON
My Commission Expires
August 06, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of
National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2013 and 2012

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2013 and 2012

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2013 and 2012

TABLE OF CONTENTS

DP&F
DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas

Independent Auditors' Report

We have audited the accompanying financial statements of Great Nation Investment Corporation, a Texas Corporation, which comprise the balance sheets as of March 31, 2013 and 2012, and the related statements of income, stockholder's equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 24, 2013

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2013 and 2012

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$ 773,404	$ 638,527
Marketable securities	100,973	81,598
Receivables, fees	62,834	17,206
Prepaid expenses	66,198	64,807
Other assets	-	2,500
Total Current Assets	1,003,409	804,638
OTHER ASSETS		
Clearing deposit	25,000	25,000
Total Assets	$ 1,028,409	$ 829,638
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 53,603	$ 56,087
Accrued and other current liabilities	39,529	14,476
Intercompany payable - National Concord Development Corporation	160,528	121,000
Deferred deposits	129,500	117,000
Deferred fees	27,745	17,400
Deferred income tax liability	7,500	4,582
Total Current Liabilities	418,405	330,545
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(597,496)	(691,874)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	28,808	12,275
Total Stockholder's Equity	610,004	499,093
Total Liabilities and Stockholder's Equity	$ 1,028,409	$ 829,638

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2013 and 2012

	2013	2012
REVENUE		
Brokerage and other fees	$ 2,138,830	$ 1,534,651
Bond underwriting fees	487,070	504,272
Interest income	3,510	3,258
Other income	13	-
Total Revenue	2,629,423	2,042,181
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,454,040	1,101,987
Management fees	818,277	882,172
Other general and administrative	245,499	220,122
Total General and Administrative Expenses	2,517,816	2,204,281
REALIZED LOSSES ON SALE OF MARKETABLE SECURITIES	(83)	-
Income (Loss) Before Provision for Income Taxes	111,524	(162,100)
PROVISION FOR INCOME TAX (BENEFIT)	17,146	(23,712)
NET INCOME (LOSS)	94,378	(138,388)
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain (loss) on securities	19,451	(793)
Deferred income tax effect	(2,918)	119
Total Other Comprehensive Income (Loss)	16,533	(674)
COMPREHENSIVE INCOME (LOSS)	$ 110,911	$ (139,062)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2013 and 2012

	Common Stock		Paid-In	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at March 31, 2011	1,750	$ 35,000	$ 1,143,692	$ (553,486)	$ 12,949	$ 638,155
Net Income	-	-	-	(138,388)	(674)	(139,062)
Balance at March 31, 2012	1,750	35,000	1,143,692	(691,874)	12,275	499,093
Net Income	-	-	-	94,378	16,533	110,911
Balance at March 31, 2013	1,750	$ 35,000	$ 1,143,692	$ (597,496)	$ 28,808	$ 610,004

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 94,378	$ (138,388)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Loss on sale of marketable securities	83	-
(Increase) decrease in operating assets:		
Receivables, fees	(45,628)	2,945
Prepaid expenses	(1,391)	304
Other assets	2,500	(2,500)
Increase (decrease) in operating liabilities:		
Commissions payable	(2,484)	8,356
Accrued and other current liabilities	25,053	249
Intercompany payable	39,528	76,336
Deferred deposits	12,500	66,500
Deferred fees	10,345	(17,537)
Cash Provided (Used) by Operating Activities	134,884	(3,735)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of marketable securities	(7)	(8)
Cash (Used) by Investing Activities	(7)	(8)
NET INCREASE (DECREASE) IN CASH	134,877	(3,743)
CASH BALANCE AT BEGINNING OF YEAR	638,527	642,270
CASH BALANCE AT END OF YEAR	$ 773,404	$ 638,527

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2013 and 2012.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2013 and 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

The Company carries investments in marketable equity and debt securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as other income and unrealized gains and losses are reflected as other comprehensive income in the Statements of Income.

Financial Instruments

The carrying values of cash, receivables, and liabilities approximate fair value due to the short maturity of these instruments.

Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net income created an income tax expense of $17,146 which increased the intercompany payable for the year ended March 31, 2013. The Company decreased the intercompany payable and recorded an income tax benefit of $23,712 for the year ended March 31, 2012. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

The Company follows the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The adoption of these provisions resulted in no change to stockholder's equity. As of March 31, 2013 and 2012, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continuation

Income Taxes – Continuation

The Company is required to file a consolidated Form 1120 (U.S. Corporation Income Tax Return) with the Parent which is subject to examination by the Internal Revenue Service (IRS) up to three years from the extended due date of the tax return. The tax returns for tax years ending in 2010 through 2012 are open to examination by the IRS as of March 31, 2013.

The Company is subject to a state franchise (margin) tax for the years ended March 31, 2013 and 2012. The Company is included in the combined reporting for the consolidated group. The estimated franchise tax liabilities of the Company at March 31, 2013 and 2012 of $4,600 and $5,800, respectively, were not accrued, as they were not material to these financial statements. Franchise tax for the consolidated group was paid by the Parent.

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income. Certain other expenses are directly reimbursed by the Company to the Parent.

Advertising Expense

The Company expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2013 and 2012 was $13,809 and $16,138, respectively.

Changes in Presentation

Certain balances for the year ended March 31, 2012 may have been reclassified to conform to the current year presentation with no effect on stockholder's equity.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2013 and 2012, the Company had net capital of $459,835 and $395,810 respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2013	2012
Corporate stocks, at cost	$ 58,547	$ 58,639
Money market account	1,820	1,804
Cumulative unrealized gains	40,606	21,155
Market value	$ 100,973	$ 81,598

The available-for-sale securities are reported as marketable securities in the current assets of the Balance Sheets.

	2013	2012
Unrealized gains (losses) on securities	$ 19,451	$ (793)

Unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred tax liability at March 31, 2013 and 2012 was $7,500 and $4,582, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains (losses) on available-for-sale securities, $19,451 and $(793), respectively, and nondeductible expenses, $2,783 and $4,021, respectively. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2013 and 2012 are as follows:

	2013	2012
Federal		
Current taxes (benefit)	$ 17,146	$ (23,712)
Provision for income taxes (benefit)	$ 17,146	$ (23,712)

NOTE 6 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Investments

At March 31, 2013 and 2012, the Company has only Level 1 marketable securities which are based on quoted market prices of $100,973 and $81,598 respectively.

Receivables

The carrying amounts of all receivables approximate their fair value.

Liabilities

The carrying amounts of all liabilities approximate their fair value.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 24, 2013, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

Independent Auditors' Report on Supplementary Information

We have audited the financial statements of Great Nation Investment Corporation as of and for the years ended March 31, 2013 and 2012 , and our report thereon dated May 24, 2013, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information, as identified in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 24, 2013

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2013 and 2012

Schedule 1

	2013	2012
Stockholder's equity from balance sheet	$ 610,004	$ 499,093
Less non-allowable assets from balance sheet	(128,324)	(83,702)
Less haircuts on securities computed pursuant to Rule 15c3-1	(21,845)	(19,581)
Net capital	459,835	395,810
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 359,835	$ 295,810

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2013 and 2012

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit A of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
March 31, 2013 and 2012

Schedule 3

	2013	2012
Balance per Company's computation	$ 459,835	$ 395,810
Effect of adjustments to Company's books and accounts	-	-
Balance per Schedule 1	$ 459,835	$ 395,810

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE ON THE STATUS OF MEMBERSHIP IN THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED MARCH 31, 2013

Schedule 4

Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on October 29, 2012	$	2,147
Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on May 23, 2013		2,744
	$	4,891